UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
April 25, 2005

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	0-13091	05-0404671
--------------------	--------------------	---------------------
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On April 25, 2005, Washington Trust Bancorp, Inc. issued a press release in which it disclosed unaudited financial information related to first quarter consolidated earnings. A copy of the press release relating to such announcement, dated April 25, 2005, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to General Instructions B.2 of Form 8-K, this information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Exhibit
99.1	Press Release dated April 25, 2005*

_____
* Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: April 25, 2005   By:/s/ John C. Warren

                                        John C. Warren
                                        Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.   Exhibit

99.1   Press Release dated April 25, 2005*

_____
* Filed herewith

Contact: Elizabeth B. Eckel
Senior Vice President, Marketing
Telephone: (401) 348-1309
E-mail: ebeckel@washtrust.com
Date: April 25, 2005
FOR IMMEDIATE RELEASE

Washington Trust Quarterly Earnings Up 9%

Westerly, Rhode Island…Washington Trust Bancorp, Inc. (Nasdaq National Market; symbol: WASH), parent company of The Washington Trust Company, today announced first quarter ended March 31, 2005 net income of $5.4 million, an increase of 9 percent from the $5.0 million reported for the first quarter of 2004. On a diluted earnings per share basis, the Corporation earned 40 cents for the first quarter of 2005, up 8 percent from the 37 cents earned for the same quarter in 2004. The returns on average equity and average assets for the three months ended March 31, 2005 were 14.20% and 0.94%, respectively, compared to 13.90% and 1.00%, respectively, for the same period in 2004.

John C. Warren, Washington Trust Chairman and Chief Executive Officer, noted that "During the first quarter of 2005, we increased the cash dividend for the thirteenth consecutive year; announced an agreement to purchase Weston Financial Group, a Wellesley, Mass. registered investment advisor with assets under management in excess of $1.2 billion; and posted a 9 percent increase in earnings. Growth continues to be a key ingredient to the Corporation's success."

On March 23, 2005, Washington Trust announced the signing of a definitive agreement to acquire Weston Financial Group. It is currently anticipated that the acquisition, which is subject to state and federal regulatory approval and other customary conditions to closing, will most likely be completed in the third quarter of 2005.

Net interest income, the primary source of Washington Trust's operating income, amounted to $14.6 million for the first quarter of 2005, up 12 percent from the $13.1 million reported for the same period a year ago. This increase in net interest income was primarily due to a 17 percent increase in interest-earning assets. The net interest margin for the three months ended March 31, 2005 was 2.76%, up 7 basis points from the fourth quarter of 2004, but lower than the 2.87% level reported for the first quarter of 2004. The improvement in the net interest margin during the first quarter of 2005 primarily resulted from higher yields on commercial and consumer loans. The decrease in the net interest margin from the first quarter of 2004 was largely attributable to increased funding costs for deposits and borrowed funds, which were partially offset by higher yields on investment securities and loans.

- M O R E -

Noninterest income is an important source of revenue for Washington Trust. For the first quarter of 2005, noninterest income totaled $6.1 million, compared to $5.9 million reported for the same quarter a year ago. Primary sources of noninterest income are trust and investment management fees, service charges on deposit accounts, merchant credit card processing fees and net gains on sales of loans.

Revenue from trust and investment management services represented 53% of noninterest income in the first quarter of 2005. This revenue amounted to $3.2 million for the three months ended March 31, 2005, up 5 percent from the same period in 2004. Trust and investment management fee revenue is largely dependent on the value of assets under administration and is closely tied to the performance of the financial markets. Trust assets under administration amounted to $1.797 billion at March 31, 2005, compared to $1.871 billion at December 31, 2004.

For the first quarter of 2005, service charges on deposit accounts totaled $1.0 million, down 14 percent from the same period in 2004, due, in part, to the introduction of free checking.

For the quarter ended March 31, 2005, noninterest expenses amounted to $12.4 million, up 7 percent from the same period a year ago. Salaries and employee benefit expense, the largest component of noninterest expenses, totaled $7.5 million for the three months ended March 31, 2005, up 7 percent from the first quarter of 2004. Included in this amount was a 3 percent increase in salary costs as well as a 14 percent increase in benefit costs including pension and stock-based compensation.

At March 31, 2005, total assets amounted to $2.342 billion, up $34.3 million from December 31, 2004. In the first quarter of 2005, total loans increased $44.5 million to $1.294 billion, while deposits rose $71.2 million to $1.529 billion at March 31, 2005.

Residential real estate loans grew $35.1 million, or 7 percent, during the first quarter of 2005, including an increase of $20.0 million in purchased residential mortgages. Consumer loans increased $6.6 million in the first three months of 2005, primarily due to growth in home equity lines and loans. Commercial loans, including commercial real estate and construction loans, amounted to $510.5 million at March 31, 2005, up $2.8 million from $507.7 million reported at December 31, 2004.

- M O R E -

Demand deposits totaled $190.9 million at March 31, 2005, compared to $189.6 million at December 31, 2004. Savings deposits, including money market deposits, amounted to $619.0 million at March 31, 2005, down from the December 31, 2004 balance of $623.4 million. Time deposits (including brokered certificates of deposit) amounted to $719.2 million, up $74.3 million, or 12 percent, during the first quarter of 2005. Brokered certificates of deposit amounted to $207.7 million, up $38.1 million, or 22 percent, during the three months ended March 31, 2005. The Corporation utilizes brokered certificates of deposit as part of its overall funding program along with other sources. During the first quarter of 2005, the Corporation reduced its Federal Home Loan Bank advance borrowing position by $32.9 million.

Nonperforming assets (nonaccrual loans and property acquired through foreclosure) declined during the quarter and were below prior year and prior quarter levels. Nonperforming assets totaled $2.4 million, or .10% of total assets, at March 31, 2005. The allowance for loan losses was $17.1 million, or 1.32% of total loans, at March 31, 2005, compared to $16.8 million, or 1.34%, at December 31, 2004. The Corporation's loan loss provision amounted to $300 thousand for the quarter ended March 31, 2005, up from $250 thousand for the fourth quarter of 2004 and $120 thousand for the first quarter of 2004. The increase was in response to growth in the loan portfolio.

Total shareholders' equity amounted to $149.2 million at March 31, 2005, compared to $151.9 million at December 31, 2004. Book value per share as of March 31, 2005 and December 31, 2004 amounted to $11.23 and $11.44, respectively.

Washington Trust Chairman and Chief Executive Officer, John C. Warren, and David V. Devault, Executive Vice President, Treasurer, and Chief Financial Officer, will host a conference call on Monday, April 25, at 4:30 p.m. (Eastern Time) to discuss the Corporation's first quarter results. Access to the call is available in a listen-only mode on Washington Trust's web site, http://investorrelations.washtrust.com. A replay of the call will be posted in this same location on the web site shortly after the conclusion of the call.

Washington Trust Bancorp, Inc. is the parent of The Washington Trust Company, a Rhode Island state-chartered bank founded in 1800. The Bank offers a full range of financial services, including trust and investment management, through its offices in Rhode Island and southeastern Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on The Nasdaq Stock Market® under the symbol WASH. Investor information is available on the Corporation's web site: www.washtrust.com.

- M O R E -

# # #

This report contains certain statements that may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Corporation's actual results, performance or achievements could differ materially from those projected in the forward-looking statements as a result, among other factors, of changes in general national or regional economic conditions, changes in interest rates, reductions in the market value of trust and investment assets under management, reductions in loan demand, reductions in deposit levels necessitating increased borrowing to fund loans and investments, changes in loan default and charge-off rates, changes in the size and nature of the Corporation's competition, changes in legislation or regulation and accounting principles, policies and guidelines and changes in the assumptions used in making such forward-looking statements.

(Dollars and shares in thousands, except per share amounts)	THREE MONTHS ENDED		
	MAR. 31, 2005	MAR. 31, 2004	DEC. 31, 2004
Operating Results			
Net interest income	$ 14,621	$ 13,083	$ 14,384
Provision for loan losses	300	120	250
Net realized gains on securities	–	–	387
Other noninterest income	6,079	5,940	6,587
Noninterest expenses	12,444	11,680	13,094
Income tax expense	2,546	2,268	2,516
Net income	5,410	4,955	5,498
Per Share			
Basic earnings	$ 0.41	$ 0.38	$ 0.41
Diluted earnings	$ 0.40	$ 0.37	$ 0.40
Dividends declared	$ 0.18	$ 0.17	$ 0.17
Weighted Average Shares Outstanding			
Basic	13,282.7	13,202.6	13,259.7
Diluted	13,617.3	13,513.3	13,605.1
Average Balance Sheet			
Federal funds sold and other short-term investments	$ 10,670	$ 11,155	$ 11,022
Taxable debt securities	830,738	809,505	845,307
Nontaxable debt securities	19,132	14,235	18,937
Corporate stocks and Federal Home Loan Bank stock	52,852	54,518	52,397
Loans:			
Commercial and other	512,260	412,642	498,236
Residential real estate	530,845	390,834	513,133
Consumer	230,728	170,589	222,321
Total loans	1,273,833	974,065	1,233,690
Earning assets	2,187,225	1,863,478	2,161,353
Total assets	2,313,405	1,988,142	2,291,735
Deposits:			
Demand deposits	182,281	170,289	203,162
NOW accounts	171,108	149,060	172,811
Money market accounts	196,577	94,430	208,203
Savings accounts	248,957	253,543	255,647
Time deposits	688,878	527,531	628,030
Total deposits	1,487,801	1,194,853	1,467,853
Federal Home Loan Bank advances	655,564	633,195	653,746
Shareholders' equity	152,420	142,582	151,291
Key Ratios			
Return on average assets	0.94%	1.00%	0.96%
Return on average equity	14.20%	13.90%	14.54%
Interest rate spread (taxable equivalent basis)	2.49%	2.62%	2.42%
Net interest margin (taxable equivalent basis)	2.76%	2.87%	2.69%
Allowance for Loan Losses			
Balance at beginning of period	$ 16,771	$ 15,914	$ 16,627
Provision charged to earnings	300	120	250
Net (charge-offs) recoveries	(13)	140	(106)
Balance at end of period	$ 17,058	$ 16,174	$ 16,771

(Dollars and shares in thousands, except per share amounts)		MAR. 31, 2005		DEC. 31, 2004		MAR. 31, 2004
Period-End Balance Sheet						
Assets	$	2,342,138	$	2,307,820	$	2,054,232
Total securities		866,873		890,058		884,592
Loans:						
Commercial and other:						
Mortgages		260,058		266,670		227,367
Construction and development		31,060		29,263		14,463
Other		219,346		211,778		179,610
Total commercial and other		510,464		507,711		421,440
Residential real estate:						
Mortgages		529,177		494,720		388,843
Homeowner construction		19,663		18,975		11,721
Total residential real estate		548,840		513,695		400,564
Consumer:						
Home equity lines		157,752		155,001		126,701
Other		77,134		73,269		55,643
Total consumer		234,886		228,270		182,344
Total loans		1,294,190		1,249,676		1,004,348
Deposits:						
Demand deposits		190,883		189,588		179,468
NOW accounts		180,240		174,727		159,738
Money market accounts		189,870		196,775		109,349
Savings accounts		248,852		251,920		253,390
Time deposits		719,202		644,875		542,814
Total deposits		1,529,047		1,457,885		1,244,759
Brokered deposits included in time deposits		207,652		169,587		126,243
Federal Home Loan Bank advances		639,874		672,748		644,203
Shareholders' equity		149,225		151,852		144,571
Capital Ratios						
Tier 1 risk-based capital		9.21%		9.15%		9.84%
Total risk-based capital		10.75%		10.72%		11.42%
Tier 1 leverage ratio		5.44%		5.35%		5.66%
Share Information						
Shares outstanding at end of period		13,291.1		13,269.4		13,206.9
Book value per share	$	11.23	$	11.44	$	10.95
Tangible book value per share	$	9.44	$	9.64	$	9.10
Market value per share	$	27.48	$	29.31	$	26.40
Credit Quality						
Nonaccrual loans	$	2,376	$	4,731	$	2,920
Other real estate owned, net		4		4		11
Nonperforming assets to total assets		0.10%		0.21%		0.14%
Nonaccrual loans to total loans		0.18%		0.38%		0.29%
Allowance for loan losses to nonaccrual loans		717.93%		354.49%		553.90%
Allowance for loan losses to total loans		1.32%		1.34%		1.61%
Assets Under Administration						
Market value	$	1,797,394	$	1,870,510	$	1,782,153

Washington Trust Bancorp, Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	(Unaudited) March 31, 2005	December 31, 2004
Assets:		
Cash and due from banks	$ 40,578	$ 34,801
Federal funds sold and other short-term investments	19,950	17,280
Mortgage loans held for sale	2,038	1,095
Securities:		
Available for sale, at fair value; amortized cost $694,309 in 2005 and $724,209 in 2004	696,705	735,666
Held to maturity, at cost; fair value $169,459 in 2005 and $156,270 in 2004	170,168	154,392
Total securities	866,873	890,058
Federal Home Loan Bank stock, at cost	34,966	34,373
Loans:		
Commercial and other	510,464	507,711
Residential real estate	548,840	513,695
Consumer	234,886	228,270
Total loans	1,294,190	1,249,676
Less allowance for loan losses	17,058	16,771
Net loans	1,277,132	1,232,905
Premises and equipment, net	23,801	24,248
Accrued interest receivable	9,805	9,367
Investment in bank-owned life insurance	29,522	29,249
Goodwill	22,591	22,591
Identifiable intangible assets	1,162	1,309
Other assets	13,720	10,544
Total assets	$ 2,342,138	$ 2,307,820
Liabilities:		
Deposits:		
Demand deposits	$ 190,883	$ 189,588
NOW accounts	180,240	174,727
Money market accounts	189,870	196,775
Savings accounts	248,852	251,920
Time deposits	719,202	644,875
Total deposits	1,529,047	1,457,885
Dividends payable	2,394	2,257
Federal Home Loan Bank advances	639,874	672,748
Other borrowings	2,535	3,417
Accrued expenses and other liabilities	19,063	19,661
Total liabilities	2,192,913	2,155,968
Shareholders' Equity:		
Common stock of $.0625 par value; authorized 30 million shares; issued 13,299,455 shares in 2005 and 13,278,685 shares in 2004	831	830
Paid-in capital	31,857	31,718
Retained earnings	116,330	113,314
Unearned stock-based compensation	(667)	(737)
Accumulated other comprehensive income	1,064	6,937
Treasury stock, at cost; 8,321 shares in 2005 and 9,309 in 2004	(190)	(210)
Total shareholders' equity	149,225	151,852
Total liabilities and shareholders' equity	$ 2,342,138	$ 2,307,820

Washington Trust Bancorp, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF INCOME

(Dollars and shares in thousands, except per share amounts)

		Unaudited		
Three months ended March 31,		2005		2004
Interest income:				
Interest and fees on loans	$	17,825	$	13,641
Interest on securities		8,619		8,255
Dividends on corporate stock and Federal Home Loan Bank stock		619		474
Interest on federal funds sold and other short-term investments		55		20
Total interest income		27,118		22,390
Interest expense:				
Deposits		6,932		4,747
Federal Home Loan Bank advances		5,549		4,545
Other		16		15
Total interest expense		12,497		9,307
Net interest income		14,621		13,083
Provision for loan losses		300		120
Net interest income after provision for loan losses		14,321		12,963
Noninterest income:				
Trust and investment management fees		3,212		3,055
Service charges on deposit accounts		1,011		1,170
Merchant processing fees		778		597
Net gains on loan sales		487		349
Income from bank-owned life insurance		272		299
Other income		319		470
Total noninterest income		6,079		5,940
Noninterest expense:				
Salaries and employee benefits		7,459		6,977
Net occupancy		853		816
Equipment		882		770
Merchant processing costs		636		466
Advertising and promotion		303		466
Outsourced services		413		376
Legal, audit and professional fees		392		258
Amortization of intangibles		147		161
Other		1,359		1,390
Total noninterest expense		12,444		11,680
Income before income taxes		7,956		7,223
Income tax expense		2,546		2,268
Net income	$	5,410	$	4,955
Weighted average shares outstanding - basic		13,282.7		13,202.6
Weighted average shares outstanding - diluted		13,617.3		13,513.3
Per share information:				
Basic earnings per share	$	0.41	$	0.38
Diluted earnings per share	$	0.40	$	0.37
Cash dividends declared per share	$	0.18	$	0.17